September 10, 2003

VIA EDGAR

Mr. Barry N. Summer
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Crow Technologies 1977 Ltd. Registration Statement on Form F-3 Filed February 22, 2002 Registration No. 333-83524

Dear Mr. Summer:

        Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), Crow Technologies 1977 Ltd., an Israeli corporation (the “Registrant”), hereby respectfully makes application to the Securities and Exchange Commission (the “Commission”) to withdraw the above-referenced registration statement, together with all exhibits, amendments and supplements thereto, including pre-effective Amendment No. 1 to Registration Statement on Form F-3 filed on July 9, 2002 (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registration Statement was filed by the Registrant on behalf of certain of its shareholders (the “Selling Shareholders”). Since those Selling Shareholders who are non-affiliates of the Registrant acquired the securities to have been registered over two (2) years ago, their securities no longer need to be registered and are freely tradeable pursuant to Rule 144(k) of the Securities Act of 1933, as amended. By withdrawing the Registration Statement at this time, the Registrant seeks to save the expense associated with maintaining the effectiveness of a registration statement.

        The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Kindly direct any questions you have regarding the Registrant’s request to withdraw the Registration Statement to David Eisen of Yigal Arnon & Co., at 011-972-3-608-7726.

Very truly yours, BY: /S/ Shmuel Melman —————————————— Shmuel Melman, Director Crow Technologies 1977 Ltd.